UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 17, 2012, entitled "Notifiable trading".

Notifiable trading

The shares purchased by DNB on behalf of Statoil (OSE:STL,NYSE:STO) on 13 January 2012 for use in the group's share saving plan have on 17 January 2012 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 5,668,614 shares.

As participants in the share saving plan, the primary insiders below have been allocated bonus shares in accordance with their saving plan in 2009, at a price of NOK 150.85 per share.

Name	Allocated shares	New share holding
Adams, Robert	752	6 529
Bjørn, Benedikte	105	918
Dodson, Timothy	757	12 285
Gjærum, Reidar	799	13 585
Iversen, Einar Arne	244	3 706
Lund, Helge	2 457	44 104
Mellbye, Peter	943	21 920
Michelsen, Øystein	1 175	15 380
Nafstad, Hilde Merete	407	2 730
Reitan, Torgrim	821	12 727
Sjøblom, Tove Stuhr	337	5 877
Skeie, Svein	725	10 502
Svaan, Morten	291	2 526
Sætre, Eldar	943	18 072
Thomsen, Kåre	749	12 960
Øvrum, Margareth	1 280	22 589

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Also, as participants in the share saving plan, the Statoil Fuel & Retail primary insiders below have been allocated bonus shares in accordance with their saving plan in 2009, at a price of NOK 150.85 per share.

Name	Allocated shares	New share holding
Hoff, Marthe	384	4 378
Jacobsen, Jon Arnt	1 036	19 919

This information is subject of the disclosure requirements acc. to §4-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 17, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer